COOPERATION AGREEMENT

Between

China Rapid Finance Limited

and

Hongkong Outjoy Education Technology Co., Ltd.

This COOPERATION AGREEMENT (this “Agreement”), entered into on the 17th day of June, 2019 (the “Effective Date”), by and between China Rapid Finance Limited, a Cayman Islands exempted company with limited liability (NYSE: XRF, hereinafter referred to as "XRF"), and Hongkong Outjoy Education Technology Co., Ltd., a limited liability company registered in Hong Kong (hereinafter referred to as "OET"), regarding the proposed business cooperation between XRF and OET. XRF and OET are referred to collectively as the “Parties”.

1.	Purpose and Method of Cooperation
1.1

Purpose of Cooperation: XRF and OET hereby intend to utilize the resources and knowhow of both XRF and OET to achieve XRF's business transformation and to turn XRF into a leading fintech enterprise in China.

1.2

Method of Cooperation: Upon the execution of this Agreement, XRF shall establish a wholly owned subsidiary in China to serve as a project company for the cooperation (hereinafter referred to as the "Project Company") to engage in the loan assistance business. OET shall secure credit line funding from licensed financial institutions in China that are qualified to issue loans to the Project Company.  The Project Company shall, with the assistance of OET, continuously develop new products and services, assist XRF to complete its business transformation, improve XRF's consolidated revenues and cash flow and create value for the shareholders of XRF.  To help incentivize OET to achieve these goals, XRF shall issue to OET a Warrant for the

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purchase of an aggregate of up to 66,402,480 Class A ordinary shares of XRF upon the achievement of certain EBITA milestones by the Project Company (hereinafter referred to as “Shares”), which will be exercisable upon the achievement of certain milestones described therein, a form of which is attached hereto as Annex A (hereinafter referred to as the “Warrant”).

2.	Treatment of Existing Lenders
2.1

The Parties acknowledge and agree that a portion of the increase in value of XRF (which is expected to be due primarily to the activity of the Project Company), will be reserved for existing lenders on XRF’s marketplace lending platform (hereinafter referred to as the “Existing Lenders”), because it will help the Company to accelerate the transition to the Lend Assistant model, and help the Project Company to learn the borrower’s valuable credit behavior information.

2.2

The Parties shall establish a special purpose vehicle (“SPV”) or limited partnership (“LP”) structure for the benefit of the Existing Lenders, which shall facilitate the winding down of XRF’s marketplace lending business. The SPV and/or LP structure must be established prior to any investment by OET under the terms of this Agreement.

2.3

The specific mechanism of this reservation of future value for the Existing Lenders shall be determined by the Parties through future discussion among themselves, with representatives of the Existing Lenders and with relevant regulatory authorities in China.  The value of these shares could be realized in the form of cash, securities or other form of value.

2.4

OET and XRF agree to reserve up to a total of 66,402,480 Class A ordinary shares for the benefit of the SPV and/or LP, The terms of such warrant shall be substantially similar to the warrant granted to OET, and will also be exercisable upon the occurrence of certain EBITA milestones by the Project Company; provided, however, that the value of the warrant granted to the SPV and/or LP

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shall be reduced by the amount of any repayments and recoveries received on behalf of the prior lenders through the collection efforts of the Company or otherwise.
3.	Establishment and Management of Project Company
3.1

The Project Company will be a wholly owned subsidiary of Shanghai Shouhang Business Management Co., Ltd. (hereinafter referred to as "SH"), which is itself a wholly owned subsidiary of XRF. OET shall, after the establishment of the Project Company, nominate a Management Team consisting of Dr. Po Wang, Mr. Hao (Kevin) Chen, and Ms. Yang (Laurance) Liu to take charge of the daily operations of the Project Company. Such Management Team shall put forward proposals for the Project Company's management structure, operational plans, financial forecasts and compliance supervision, among other matters, and such proposals shall be subject to the approval of XRF's Board of Directors.

3.2	The Head of the Project Company shall be nominated by OET, subject to the approval of XRF's Board of Directors. Such nominee shall be Ms. Yang (Laurance) Liu.
3.3

Immediately after signing of this Agreement, OET shall nominate a co-CEO and director of XRF (hereinafter the “Proposed Nominee”), the appointment of whom shall be effective on the date of signing of this Agreement, subject to the approval of XRF’s Board of Directors and, in the case of the directorship position, the ratification by the shareholders of XRF, at which time Russell Krauss will also resign from his position as co-CEO of XRF.  The Proposed Nominee shall be Dr. Po Wang.

3.4

The Project Company shall, based on the prior approval of XRF's Board of Directors for the strategic planning, operational plans and financial forecasts of the Project Company, manage its personnel, finances and operational work

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independently, and the financial results and financial condition of the Project Company shall be included in XRF's consolidated financial statements.
3.5

The Project Company shall independently audit all of its costs, and XRF shall provide paid technical support and services to the Project Company according to the specific needs of the Project Company. The internal pricing of such support and services shall be based on cost prices to be reasonably agreed to by XRF and the Project Company.

3.6

The Project Company shall pay an administration fee (hereinafter an “Administration Fee”)  to XRF on a monthly basis, which shall cover the costs for the relevant support for financial, risk management, internal control and compliance issues provided by XRF to the Project Company.  The amount of the Administration Fee shall by jointly determined and agreed by the Parties according to the actual number of staff involved and the actual expenses incurred within three months from the Effective Date.

3.7	XRF shall disclose any and all related party transactions of XRF and XRF's subsidiaries related to OET and OET's subsidiaries in accordance with the relevant laws, rules and regulations.
3.8

Subject to the requirements for listed companies in the United States, the relevant laws, rules and regulations of China and the relevant corporate governance standards, the Project Company's internal control and compliance performance shall be overseen by XRF’s Board of Directors and Audit Committee.

4.	Phases of Cooperation
4.1	Phase One: Ramp-up Phase
4.1.1

The first phase (hereinafter referred to as “Phase One”) of cooperation hereunder shall last until the earlier to occur of (i) the date that is six months from the Effective Date and (ii) the completion of a 100,000,000 RMB

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investment by OET into the Project Company. During Phase One, OET shall use its best efforts to assist the Project Company in obtaining credit lines from licensed financial institutions in China that are qualified to grant loans, and in exchange the Project Company will provide loan assistance and other relevant services to such licensed financial institutions. The specific methods and contents of such assistance and services shall be subject to a Service Agreement, the terms of which will be agreed between the relevant parties.

4.1.2

Key performance indicators (hereinafter referred to as “KPIs”) for the Project Company during Phase One shall be consistent with the overall system of KPIs for XRF, as disclosed in XRF’s periodic filings with the Securities and Exchange Commission. The Project Company’s KPIs shall include, but not be limited to, the number of new customers, number of repeat customers, average loan amount, accumulated loan amount granted, overdue rate, gross income, cost ratio and EBITA.

4.1.3	During Phase One, XRF shall provide to OET information concerning the operations of XRF in order to permit OET to offer suggestions to XRF regarding improving operational performance.
4.1.4

If, at or prior to the end of Phase One, either (i) XRF unilaterally makes substantial changes in the management of the Project Company or (ii) XRF fails to issue the Warrant to OET, OET shall have the right to require XRF to assume the liabilities for breach of contract and to unilaterally claim the termination of this Agreement, and 1) XRF will transfer the control and full ownership of the Project Company to a party designated by OET, and the Project Company may not conduct any new business until such transfer has been completed; 2) XRF shall hold the ownership of the IT system that is provided to the Project Company by XRF, and no individual or party may continue to use such system without the prior consent of XRF; 3) Any and all product systems developed under the Project Company during the cooperation

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period hereunder shall be owned equally by XRF and OET.
4.2	Phase Two: In-depth Cooperation

After Phase One (such time hereinafter referred to as “Phase Two”), the following are to occur:

1）Dr. Zane Wang shall resign as co-CEO of XRF immediately upon the earlier of (i) the completion of the entire Investment and (ii) the Project Company’s EBITA reaching RMB 25 million (defined below), and the Proposed Nominee shall become sole CEO of XRF.  Dr. Zane Wang will continue to serve as the Chairman of the Company, and will supervise the repayments and recoveries for the existing lenders on XRF’s marketplace lending platform, as well as the value sharing mechanism through an SPV and/or LPs (as described in Section 2 above).  EBITA shall be the aggregate EBITA of the Project Company for the most recent four (4) fiscal quarters and shall be calculated on a quarterly basis by the Company’s Chief Financial Officer in accordance with U.S. generally accepted accounting principles.

2）Immediately upon the commencement of Phase Two, OET shall be entitled nominate two persons to serve as the independent directors (as such term is defined under the Securities Exchange Act of 1934, as amended) on XRF’s Board of Directors. Such appointments are subject to the approval of XRF’s Board of Directors and the ratification by the shareholders of XRF.

3）During the 5-year period following the formation of the Project Company, OET shall have the right to nominate the head of Project Company, subject to the XRF Board approval.

5.	Cash Investment
5.1	OET or an entity designated by OET shall, (i) within thirty (30) days of the

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Effective Date, make an equity investment in XRF equal to the U.S. dollar equivalent of RMB 10 million (hereinafter referred to as the “Initial Investment”), (ii) within ninety (90) days of the Effective Date, make an equity investment in XRF equal to the U.S. dollar equivalent of RMB 45 million, which amount shall be in addition to the Initial Investment (hereinafter referred to as the “Secondary Investment”), and (iii) within one hundred eighty (180) days of the Effective Date, make an equity investment in XRF equal to the U.S. dollar equivalent of RMB 45 million, which amount shall be in addition to the Initial Investment and the Secondary Investment (hereinafter referred to as the “Tertiary Investment” and together with the Initial Investment and the Secondary Investment, the “Investment”). OET will receive Class A ordinary shares in XRF in exchange for such cash investments. The Investment will be provided in installments according to the Project Company's budget plans, with the specific amount of such investment and the time nodes of providing such investment to be determined by both Parties from time to time.  See Annex B attached hereto for the details of the Investment as set forth in the form of Share Subscription Agreement to be entered into by and between XRF and OET (hereinafter the “SSA”).

5.2	The proceeds from the Investment shall be used for preparation work and the operations of the Project Company in accordance with operational plans approved by the Board of Directors of XRF.
6.	OET's Other Rights and Obligations
6.1	OET shall use its experience and advantages to provide XRF with operational and investment assistance reasonably requested by XRF, including, but not limited to:

1) Providing suggestions for XRF's industrial resources integration and branding issues;

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2) Participating in formulating XRF's strategic plans and providing suggestions for XRF's operation and management issues;

3) Providing M&A support and financing support;

4) Assisting XRF in team building;

5) Assisting XRF in the optimization of its governance structure and in the improvement of its financial management system;

6) Assisting in selecting or recommending suitable intermediaries; and

7) Providing suggestions and opinions for other major decisions in the process of achieving business objectives.

6.2	OET shall, after the signing of this Agreement, enter into the following agreements with the relevant parties:

1) OET shall enter into a Service Agreement with the Project Company regarding the provision of RMB 2.5 billion of loan funding by financial institutions within six months and to determine the corresponding institutional funding costs.

2) OET shall enter into a Service Agreement with the Project Company regarding the provision of RMB 20 billion of loan funding by financial institutions within three years and to determine the corresponding institutional funding costs.

6.3	XRF may, after the Effective Date, seek additional financing from third parties, and OET will not object to such additional financing.
6.4

XRF agrees to indemnify and hold harmless OET and its officers and directors, employees and affiliates and their respective successors and assigns and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever arising from XRF’s businesses unrelated to the Project Company except for those related to recommendations made by OET and

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implemented by XRF regarding these other businesses.  In addition, any individuals nominated by OET to serve as an officer or director of XRF shall, if and when appointed, be entitled to enter into XRF’s standard indemnification agreement.  Furthermore, each of the Parties (each, an “Indemnifying Party”) shall indemnify and hold harmless the other Party (the “Indemnified Party”) and its officers and directors, employees and affiliates and their respective successors and assigns and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false or misleading representation or warranty or breach or failure by the Indemnifying Party to comply with any covenant or agreement made by the Indemnifying Party  in this Agreement, the SSA or the Warrant, provided that (i) no such indemnification shall be provided if and to the extent of fraud, gross negligence or willful misconduct on the part of the Indemnified Party and (ii) indemnification of OET shall be capped at the amount of investment made by OET under the SSA.

7.	Governing Law
7.1	This Agreement will be governed by the laws of the State of New York, without giving effect to conflict of law principles thereof.
8.	Miscellaneous
8.1

OET represents and warrants to XRF that none of OET or any of its officers, directors or controlling persons has been sanctioned or penalized by any regulatory or administrative authority in China or convicted of any civil or criminal liability.  There is no pending or, to the knowledge of OET, threatened suit, claim, complaint, action, litigation, arbitration, proceeding (including any

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civil, criminal, administrative, regulatory, investigative or appeal proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court, arbitrator, mediator or other governmental, regulatory or administrative authority against OET or any of its officers, directors or controlling persons.

8.2	This Agreement is hereby made in quadruplicate original copies, of which each party herein shall hold two original copies. This Agreement shall become effective on the Effective Date.
8.3	This Agreement is hereby made in Chinese and English versions. In case of any discrepancies between these two versions, the English version shall prevail.
8.4	This Agreement may not be assigned in whole or in part by either Party without the prior written consent of the other Party.
8.5	This Agreement may be executed in counterparts, including counterparts by facsimile and via electronic mail in portable document format (pdf).

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, XRF and OET have caused this Agreement to be duly executed and delivered as of the Effective Date.

CHINA RAPID FINANCE LIMITED

By: ___________________________

Name:

Title:

HONGKONG OUTJOY EDUCATION TECHNOLOGY CO., LTD.

By: ___________________________

Name:

Title:

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